Royal Philips Electronics

Ms Angela Crane
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E
Washington, D.C. 20549
USA

April 13, 2006
Re: Koninklijke Philips Electronic N.V. – Form 20-F for the Fiscal Year Ended December 31, 2005 (File No. 001-05146-01)
Dear Ms. Crane:
Thank you for your letter dated March 22, 2006 setting forth comments relating to the Form 20-F for the fiscal year ended December 31, 2005 (the “2005 Form 20-F”) of Koninklijke Philips Electronics N.V. (“Philips” or the “Company”) filed with the Commission on February 13, 2006.
Philips’ responses to the comments are set forth below. To facilitate your review, we have included in this letter the captions and numbered comments from your comment letter in italicized text, and have provided Philips’ responses immediately following each numbered comment.
In some of our responses, we have proposed making certain disclosures in our future filings. We are doing that to respond to the comments and not because we believe our prior filings are materially deficient or inaccurate. Accordingly, any changes in subsequent filings should not be viewed as an admission that prior disclosures were in any way deficient.
The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments in the Reports reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Koninklijke Philips Electronics N.V. Building HBT P.O. Box 77900 1070 MX Amsterdam The Netherlands Tel: +31 20 59 77 777 Trade Register No. 17001910

April 13, 2006
Page: 2
Form 20-F for the year ended December 31, 2005
Management’s discussion and analysis, page 68
Liquidity and capital resources, page 93
1.	Please revise to describe how cash flows from discontinued operations are reflected in your cash flows statements. In addition, revise to describe how the absence of cash flows or absence of negative cash flows, related to the discontinued operations will impact your future liquidity and capital resources.
Response:
Please refer to page 140, note 1 (first column, second table) where we explain in which lines the cash flows related to discontinued operations have been presented in our Statements of Cash Flow. Philips believes that the absence of cash flows or the absence of negative cash flows associated with the disposed MDS activities could not have a significant impact on our future liquidity and capital resources. The insignificance of cash flows associated with MDS’ activities is also expressed in the table referred to above.
Based on these considerations, we do not believe that a revision as requested by the comment would provide investors with additional material information relating to the Company’s future liquidity and capital resources.
Consolidated Statements of Income, page 124
2.	We note you present “earnings before interest and taxes”, which is identified as a non-GAAP financial measure in Item 10 of Regulation S-K. Please revise to comply with Item 10(e)(1) of Regulation S-K, to remove such non-GAAP measures from the face of your income statement. Refer to Item 10 of Regulation S-K and General Instruction C of Form 20-F for guidance.
Response:
Historically Philips disclosed its consolidated statements of income by making a distinction on the face of the income statement between the following elements (represented as bold lines in the face of our income statement):
•	Gross margin (revenue minus cost of sales);
•	Operating income;
•	Income before taxes (operating income less financial income);
•	Income after taxes;
•	Income from continuing operations;
•	Income before cumulative effect of a change in accounting principles;
•	Net income.

April 13, 2006
Page: 3
The decision to use this format has a long tradition and finds its origin in the accounting and disclosure requirements in the Netherlands. We have used the format outlined above in our consolidated statements of income included in our annual reports on Form 20-F since 1992.
One important element of our income statement is the presentation of operating income as a subtotal. Operating income is defined as revenue minus costs of sales and other operating expenses, before financial income and expenses, tax, results of unconsolidated companies and minority interest.
Up to and including our Annual Report on Form 20-F for year-end December 31, 2004 we used the term “Income From Operations” (IFO) to describe “Operating income”. However, based upon analysts’ reports it became clear to us that the term IFO was not always understood by European financial analysts and that from a European perspective the term EBIT would be a reasonable alternative term to indicate Operating Income. Therefore in our 2005 Form 20-F, we replaced IFO with “Earnings before interest and taxes” (EBIT).
Please also note that over the past years, the subtotal IFO has always been calculated in the same manner in our income statement as EBIT in our 2005 Form 20-F. As IFO was already an accepted GAAP measure and we fulfilled the requirements under Item 10(e)(1)(i) of Regulation S-K on page 68 in our annual report, we feel that the change to EBIT was reasonable and certainly not misleading.
Although we believe that the use of EBIT was appropriate for Philips as a European company, after carefully considering the Staff’s comment, we acknowledge that the presentation of EBIT may give the impression of not meeting the requirements mentioned in Item 10 (e)(1)(ii)(C) of Regulation S-K. We will therefore in our Annual Report on Form 20-F for 2006 reintroduce IFO as a financial measure in the face of our income statement.
Consolidated Statements of Cash Flows, page 128.
3.	We believe your presentation of cash flows related to discontinued operations is inconsistent with SFAS 95 because (A) your use of the indirect method of determining cash flows from operating activities begins with income from continuing operations rather than net income as required by SFAS 95, paragraph 28; and (B) you present the combined operating, investing, and financing cash flows of discontinued operations as a single amount as supplemental disclosures rather than classifying discontinued operations cash flows by activity – operating, investing, and financing – within the body of the cash flow statement itself (i.e. not as supplemental disclosure) as required by SFAS 95, paragraph 26. While we do not believe your presentation complies with SFAS 95, we will not object if you retroactively modify your presentation similar to a change in accounting method (without referring to the correction of an error) provided that you comply with the following:

April 13, 2006
Page: 4
•	You change your presentation to address the points noted above and to comply with SFAS 95.

•	You label either the column heading or the marginal heading as “revised” or “restated.” Characterizing the modification as “reclassified” will not suffice.

•	You make specific and prominent footnote disclosure to the effect that the company has separately disclosed the operating, investing and financing portions of the cash flows attributable to discontinued operations, which in prior periods were reported on a combined basis as a single amount.

•	Please ensure that you comply with the requirement in SFAS 95, paragraph 7 that the total amounts of cash and cash equivalents at the beginning and end of the period shown in the statement of cash flows are the same amounts presented as cash and cash equivalents on the balance sheets. If the “assets of discontinued operations”, which you present as a single amount on your balance sheet includes cash and cash equivalents, one way you can comply with SFAS 95, paragraph 7 is to separately quantify on the face of the statement of cash flows the portion of each of (A) net decrease in cash and cash equivalents; (B) cash and cash equivalents at the beginning of the period, and (C) cash and cash equivalents at the end of the period attributable to continuing operations and portion attributable to discontinued operations. The amount of cash and cash equivalents included within “assets of discontinued operations” on the balance sheet may be shown parenthetically or as a single line on the balance sheet.
Response:
Philips has interpreted the presentation requirements in SFAS 144 Accounting for the Impairment or Disposal of Long-Lived Assets to interact with SFAS 95. This would imply elimination of cash flows from discontinued operations from the movements in the statements of cash flows. However, we acknowledge the Staff’s view on the application of SFAS 95, requiring registrants to make changes in the next periodic report filed after February 15, 2006.

In response to the comments, in our Annual Report for 2006, we will retroactively modify our presentation of cash flows from discontinued operations, similar to a change in accounting method.

With respect to the Staff’s comment in the fourth bullet we refer to MDS’ condensed balance sheet presented on page 140, note 1. The sale of MDS’ activities does not involve a transfer of cash or cash equivalents.
4.	We note that you present a subtotal “cash flows before financing activities” on the face of your statement of cash flows. This measure appears to be a non-GAAP, pursuant to item 10(e)(1)(ii) of Regulation S-K. Please delete the referenced subtotal or tell us why that subtotal is permissible under the guidance. This comment also applies to your selected financial data.

April 13, 2006
Page: 5
Response:
Historically Philips has used the term Cash flows before financing activities. Cash flow before financing activities in this respect is the subtotal of two GAAP cash-flow measures, “Cash flows from operating activities” and “Cash flows from investing activities”. The reason for disclosing this subtotal lies in the fact that historically this is a performance measure that is commonly used in the Netherlands (commonly referred to as “Free cash flow”). Also, financial analysts indicated to us that this measure is relevant for their understanding of the Company performance. In response, as in previous years, we disclosed this subtotal in our cash flow statement and selected financial data. We furthermore presented on page 120 of our annual report a reconciliation of the measure to the most directly comparable US GAAP financial measure.
However, in response to the Staff’s comment that the subtotal “cash flows before financing activities” on the face of our statement of cash flows would be a non-GAAP measure, in future filings we will show this figure in our Annual Report only outside the Statement of Cash Flows.
Accounting policies, page 140
Accounting for capital transactions of a subsidiary or an unconsolidated company, page 140.
5.	We note that dilution gains and losses are presented in the income statement under “other business income (expenses)”. Please tell us why it is appropriate to present gains and losses to consolidated subsidiary stock transactions within operating income. Refer to SAB Topic 5H, Question 6 in your response.
Response:
Philips is aware of the accounting guidance included in the response to Question 6 of SAB Topic 5H, in which the SEC staff has interpreted that the gain or loss arising on issuance of its own stock by a subsidiary must be presented by the parent company in its consolidated income statement as a separate line item and be clearly designated as non-operating income.
Over the past five years Philips has not reported gains or losses related to the issuance by consolidated companies of their own stock. The results relating to sales of shares of subsidiaries, which were reported in the 2005 Form 20-F in EBIT, were associated only with sales of shares owned by the parent of that subsidiary.
In response to the comment, in order to avoid any confusion, Philips will revise the description of its accounting policies in the Annual Report on Form 20-F for 2006 so as to make clear that only gains and losses relating to sales of shares of a subsidiary by

April 13, 2006
Page: 6
the parent of that subsidiary will be reported on the line “Other business income (expense).” Other dilution gains or losses related to the sale of shares by a subsidiary of its own stock will be reported in the consolidated income statement on a separate line item outside IFO, the term we will use in place of EBIT.
Note 7 – Investments in unconsolidated companies, page 148
6.	We note you plan to file an amendment to your Form 20-F to include the unaudited financial statements for the year 2005 for LG. Philips LCD and LG Philips Displays on or before June 30, 2006. Please provide us with your calculation of significance to show that audited financial statements for the year 2005 are not required for these investments.
Response:
The significance tests performed pursuant to Rule 3-09(a) of Regulation S-X for our investments in LG Philips LCD and LG Philips Displays are shown in Annex 1.
7.	In this regard, we note that you are currently investigating the requirement relating to the unaudited financial statements of LG Philips Displays for 2005. If you conclude 3-09 financial statements are not required, please explain why and cite the literature upon which you relied.
Response:
Philips no longer has significant influence on LG Philips Displays Holding B.V. (LPD) because of the commencement of insolvency proceedings relating to LPD as of January 27, 2006. As a matter of Dutch law, the liquidators have been in control of LPD since that date.
We requested the liquidators of LPD to provide the results for the twelve months ended December 31, 2005 and the balance sheet as of December 31, 2005 (prepared on a liquidation basis of accounting), in order to facilitate a filing by Philips of these financial statements prior to June 30, 2006. The liquidators however responded that they would not be able to furnish such information prior to that date. Furthermore, the liquidators stated that they were not able to give a reliable indication at what later date the information could be made available to Philips.
The liquidators have informed us that the inability to provide a reliable indication primarily relates to uncertainty on the continuation of some of LPD’s activities. This complicates the finalization of the balance sheet as of December 31, 2005 prepared on a liquidation basis of accounting.
We note that LPD as of 2003 was impacted by worsening market conditions and increased price erosion, which was mainly caused by the rapid penetration of the Liquid Crystal Display (LCD) panels for application in TV and monitors. LPD met the

April 13, 2006
Page: 7
significance test under Rule 3-09(a) of Regulation S-X in 2003 due to a combination of negative results attributable to LPD and the actual results of Philips in that year.
We do not believe that under the circumstances any information regarding LPD which would be significant to Philips and investors is being omitted due to our inability to obtain the LPD unaudited liquidation basis financial statements.
From excerpts of the March 20, 2001 AICPA SEC Regulations Committee meeting, in which the Staff discussed a related case in respect of the financial statements of an investee being disposed of, we conclude that there is no general guidance available for the situation we entered into with LPD.
Based on the observations denoted above, and as we discussed in our telephone conversation with the Staff on April 7, 2006, we will request relief from the Office of the Chief Accountant in relation to our 2005 filing requirement under Rule 3-09(a) of Regulation S-X with respect to LPD.
* * * * *
Please direct any questions or comments regarding the enclosed material to the undersigned at (011) (31) 20 59 77 830. Our fax number is (011) (31) 20 59 77 230. We are available to discuss any of the foregoing with you at your convenience.
Very truly yours,

/s/ G.J. Ruizendaal
G.J. Ruizendaal
Group Controller

cc:	Eric Attalah
(Securities and Exchange Commission)

Arie Westerlaken
Jean A.W. Schreurs
(Koninklijke Philips Electronics N.V.)

Andrew D. Soussloff
John O’Connor (Sullivan & Cromwell LLP)

Rich McCune
Lex van Drunen Littel
(KPMG Accountants N.V.)

April 13, 2006
Page: 8
Annex 1
Significance test pursuant to Rule 3-09(a) of Regulation S-X for our investment in LG Philips Displays and LG Philips LCD as of December 31, 2005
Investment Test

	Actual 2005
	Carrying	Philips		%
	Value	Assets

LG.Philips Displays	0	33,861		0.00%
LG.Philips LCD	2,151	33,861		6.35%

Income test

	Actual 2005
	Earnings	Philips		%
	before tax	Earnings

LG.Philips Displays	(497)	4,034	ã	-12.32%
LG.Philips LCD	667	3,537		18.86%

Computational note (1)
Philips
Income before tax		1,887
Unconsolidated companies results		1,681
Minority interests		-31

Income before tax, extraordinary items and accounting changes		3,537
Loss of L.G. Philips Displays		497

		4,034	å